Exhibit 99.1

Hailiang Education Fosters Development in China and

Confirms its Asset-Light Strategy

HANGZHOU, China, April 10, 2018 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG) (“HLG”) announced that on March 31, 2018, it received notices from its affiliated entities, Hailiang Group Co., Ltd. (“Hailiang Group”) and Hailiang Education Management Group Co., Ltd. (“Hailiang Education Management”), that HLG was invited by Hailiang Group and Hailiang Education Management to provide educational and management services for a number of private and public schools. These projects are established pursuant to the Strategic Cooperation Agreement (the “Agreement”) entered into by HLG, Hailiang Group, and Hailiang Education Management on November, 2017. (For further information, please refer to the press release issued by HLG on November 8, 2017 at https://www.prnewswire.com/news-releases/hailiang-education-enters-into-a-strategic-cooperation-agreement-with-hailiang-group-co-ltd-and
-hailiang-education-management-group-co-ltd--to-develop-k-12-education-in-china-300551171.html .)

The Second “Hailiang Education Park” to start construction in Wuhan Province

According to the Agreement, HLG will provide educational and management services to the second “Hailiang Education Park”. On March 28, 2018, Hailiang Group and Wuhan Economic and Technological Development Zone, Hubei Province signed an investment cooperation agreement pursuant to which Hailiang Group will invest approximately 1.2 billion RMB (approximately $191 million) to build its second Hailiang Education Park – “Wuhan Hailiang Education Park”, with an area of approximately 56 acres and a total enrollment of more than 7,000 students. Construction will start in the third quarter of 2018 for an opening planned on September 1, 2020.

As a megalopolis of Central China, the City of Wuhan is the capital city of Hubei Province, with a total population of around 11 million. It is also one of the cities with the largest number of undergraduate students in China, with approximately 1.2 million registered students. The project will be run via a “Galaxy Model”, which is composed of a central Education Park and a cluster of surrounding satellite schools in the Greater Wuhan metropolitan area. The Education Park will serve as the operation and management center for the area with numerous satellite schools in close proximity. According to the Hailiang Group’s announced strategy, by the year of 2025, Hailiang Group will construct 7 to 9 similar Hailiang Education Parks in the major cities in China.

HLG Invited to Provide Services to the First Government Funded School Operated by Hailiang Group

On March 18, 2018, Hailiang Group entered into a cooperation agreement with the Education Bureau of Xiaoshan District, City of Hangzhou, National Tourism Resort Management Committee of Xianghu, Zhejiang Province, and Xianghu Travel Holding Company. The local government of Xiaoshan District will invest approximately 860 million RMB (approximately $136,619,600) to build a model “Xianghu Public School”, Hailiang Group will be the legal operator of the school, and HLG is expected to provide educational and management services to the school. With an area of approximately 24 acres, “Xianghu Public School” will be able to accommodate approximately 2,300 primary, middle and high school students. The school is expected to open on September 1, 2019. With HLG’s increasing brand recognition on China’s K-12 education market, the development of HLG’s asset-light strategy will enter into a new era.

Two New Schools to be Managed by HLG in City of Jinhua, Zhejiang Province and City of Feicheng, Shandong Province

On November 21, 2017, HLG, Hailiang Group and the local government of Jindong District, Jinhua City, Zhejiang Province, entered into a cooperation agreement. The local government of Jindong District will provide campuses, building facilities, Hailiang Education Management will be the legal operator of the school, t and HLG is expected to manage “Jinhua Hailiang Foreign Language School”. The campus of Jinhua Hailiang Foreign Language School covers an area of around 13 acres and will be able to accommodate around 1,000 students.

On April 4, 2018, Hailiang Group entered into cooperation agreement with the local government of Feicheng City, Shandong Province. The local government of Feicheng City will build a new campus with public funding; Hailiang Group will be the legal operator and HLG is expected to manage the “Feicheng Hailiang Foreign Language School”. The school covers an area of about 33 acres and will be able to accommodate around 2,500 students.

Both schools are expected to open on September 1, 2018 with contract terms of 30 years, renewable upon expiration. The local governments will provide support in terms of the student enrollments, teacher recruitment, and governmental subsidies. The two cooperation agreements demonstrate the strong influence of Hailiang Education Brand and further development of HLG’s asset-light strategy.

Hailiang Education’s Development Milestone – Managing Public Schools

Commencing August 1, 2018, HLG will provide educational and management services to three public schools in Hangzhou. On March 18, 2018, Hailiang Education Management entered into an agreement with three governmental agencies in Hangzhou, Zhejiang Province, including the local government office of Wenyan Street, the local government of Xiaoshan District and the National Tourism Resort Management Committee of Xianghu. Pursuant to the agreement, Hailiang Education Management will serve as the trustee of the middle school, primary school and second primary school of Wenyan Street, Xiaoshan District, and HLG will provide managerial services to those schools. The three schools can accommodate a total number of 3,000 students and the agreement term is 10 years.

We believe the above arrangement echoes the revised P.R.C Law for Private Education Promotion. The newly adopted law allows “local government to purchase educational services from private educational institutions” and will be important guidance for Hailiang Education’s further development.

Mr. Ming Wang, Chairman and Chief Executive Officer of HLG comments that, “The business model adopted by Hailiang Education park is a crucial strategy for HLG to expand the company’s scale and the education market in China. The establishment of the second ‘Wuhan Hailiang Education Park’, provides further evidence that HLG has a strong ability to manage major education parks and is able to replicate its success in other education parks. With the footprint in the City of Wuhan, HLG will continue to expand in Central China. Our development will be further facilitated by the preferential treatments provided by the local National Economic and Technological Development Zone and a large number of high quality faculties and students in the City of Wuhan which has long been the transportation hub in the Central China.”

He further remarks, “With the support of Hailiang Group, HLG will be able to provide educational and management services to various schools and cooperate with local governments and public schools, which will then allow HLG to develop its asset-light strategy in diversified ways, to effectively control costs and increase profitability and market penetration, and further improve its brand recognition both domestically and internationally.”

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle and high school educational services providers in China. The Company focuses closely on the school operation target of providing the distinguished, specialized and internationalized education, dedicates to provide students with high quality of primary, high school and international educational services as well as values the quality of students’ life, study and development. Meanwhile, Hailiang Education tailors the education delivery to students based upon their individual aptitudes, devotes to improve the students’ academic capabilities, cultural accomplishments and international perspectives. Hailiang Education operates multilingual classrooms. Languages used include Chinese, English, Spanish, Japanese, Korean, French, etc. Also, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education is committed to making great efforts to offer students more opportunities to win enrollments at well-known domestic or international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statement

This press release contains information about Hailiang Education’s view of its future expectations, plans and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will”, “will make,” “will be”, “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “endeavor to”, “is/are likely to” or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com